05006258

Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

2nd March 2005

SEC MAIL PROCESSING RECEIVED MAR - 7 2005 WASH, D.C. 213 SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

PROCESSED MAR 15 2005 THOMSON FINANCIAL

Enclosure

3/15

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director Shareholding
Released	16:32 02-Mar-05
Number	2648J

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Mr Simon John Newton Heale

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Hill Martin (Asset Management) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase

7) Number of shares/amount of stock acquired:
8,000

8) Percentage of issued class:
0.003

9) Number of shares/amount of stock disposed:
N/A

10) Percentage of issued class:
N/A

11) Class of security:
Ordinary shares of 25p

12) Price per share:
186.45p

13) Date of transaction:
23rd February 2005

14) Date of notification:
2nd March 2005

15) Total holding following this notification:
8,000

16) Total percentage holding of issued class following this notification:
0.003

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
N/A

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
2nd March 2005

END

Close

Morgan

THE MORGAN CRUCIBLE COMPANY PLC

PRELIMINARY STATEMENT 2004

- Total turnover £795.9 million (2003: £849.6 million). Turnover from continuing operations up 1.9% to £762.8 million (2003: £748.7 million) despite adverse currency translation impact of £50.4 million.
- Underlying operating profit* up 26.1% to £53.7 million (2003: £42.6 million). Underlying operating profit from continuing operations up 37.2% to £53.9 million (2003: £39.3 million) despite adverse currency translation impact of £5.0 million.
- Underlying operating margins for continuing business improved from 5.2% to 7.1%
- Underlying EPS** improved by 14.3% to 10.4p (2003: 9.1p)
- Positive free cash flow for the year of £23.0 million compared to an outflow of £8.8 million in 2003.
- Net debt reduced by over £100 million to £147.5 million (2003: £249.3 million)
- Operating exceptional costs of £58.7 million (2003: £67.3 million) arising from profit improvement initiatives of £47.5m and £11.2 million from corporate costs
- Profit improvement plan announced in February 2004 on track.

* Defined as statutory operating loss of £11.4 million (2003: loss £32.2 million) before goodwill amortisation of £6.4 million (2003: £7.5 million) and operating exceptional charges of £58.7 million (2003: 67.3 million). This measure of earnings is shown because the Directors consider that it gives a better indication of underlying performance.

** Basic underlying loss per share of 27.3p (2003: loss 28.9p) adjusted to exclude the after tax impact of corporate and operating exceptional items of 37.7p (2003: 38.0p).

Note: Average exchange rates used were US$1.8315 (2003: US$1.6349) and Euro 1.4734 (2003: Euro 1.4456)

Morgan

PRELIMINARY RESULTS FOR THE YEAR TO 4 JANUARY 2005

		2004	2003
Group Turnover	£m	795.9	849.6
Operating Profit*	£m	53.7	42.6
Underlying PBT**	£m	41.5	26.9
Net Debt	£m	147.5	249.3
Underlying EPS***	pence	10.4	9.1

* Defined as statutory operating loss of £11.4 million (2003: loss £32.2 million) before goodwill amortisation of £6.4 million (2003: £7.5 million) and operating exceptional charges of £58.7 million (2003: £67.3 million). This measure of earnings is shown because the Directors consider that it gives a better indication of underlying performance.

** Defined as statutory loss before tax of £78.4 million (2003: loss £78.0 million) before goodwill amortisation of £6.4 million (2003: £7.5 million) and corporate and operating exceptional charges of £113.5 million (2003: £97.4 million).

*** Basic underlying loss per share of 27.3p (2003: loss 28.9p) adjusted to exclude the after tax impact of corporate and operating exceptional items of 37.7p (2003: 38.0p).

Note: Average exchange rates used were US$1.8315 (2003: US$1.6349) and Euro 1.4734 (2003: Euro 1.4456)

Commenting on the results, Chief Executive Officer, Warren Knowlton said:

"We are delivering on the commitments that we made to our shareholders a year ago; namely, to achieve target cost savings and profit improvement opportunities of up to £50 million by the end of 2006. We are making good progress in rationalising the Group and in creating a strong core from which to grow profitably. These results indicate that we have the capability to grow the top line as well as to deliver on our cost rationalisation plans".

Market Overview

The recovery of our key businesses is continuing, particularly those of the Magnetics and Technical Ceramics Divisions. From a geographic perspective, demand in both the Americas and Asia has been strong whereas the European markets generally remain flat. The macro-economic variables that Morgan experienced in 2004 are likely to continue to be factors in 2005 trading, namely currency effects and increased raw materials prices and energy costs.

Turnover for the year was £795.9 million (2003: £849.6 million). On a continuing basis, sales were up 1.9% at £762.8 million (2003: £748.7 million) despite the adverse impact of currency translation. On a constant currency and continuing business basis, turnover was up 7.1%.

Profit Improvement Plan

The profit improvement plan, as announced in February 2004, remains on track. The programme benefits are focussed primarily on the Group's three larger divisions (Magnetics, Insulating Ceramics and Carbon). Key projects in 2004 included site rationalisation in both the Carbon and Insulating Ceramics businesses, expansion of our presence in lower-cost regions for all divisions, and additional Joint Venture activity. We had a cash spend of £32 million on the profit improvement plan in 2004 and are forecasting to spend c. £20 million of cash in 2005.

Disposals

The Group disposed of a number of non-core activities during the year, the most significant being the sale of the Auto and Consumer business in June. Other disposals included the sale of the final two soft coatings businesses in the USA and the UK for considerations of US$6.2 million and £3.4 million respectively, and the Fulmer carbon operation for £1.1 million.

Net Debt

Net debt at the end of the year was £147.5 million compared with £249.3 million in 2003, representing a reduction of £101.8 million. The net debt improvement year on year can be attributed to a positive free cash flow of £23.0 million, corporate disposals of net £24.3 million, and a net of £54.1 million from the rights issue in February 2004. Balance sheet gearing decreased from 96.0% to 61.4% at the end of 2004.

Financial Review

Group underlying operating profit for continuing businesses before goodwill and operating exceptional costs increased by 37.2% to £53.9 million (2003: £39.3 million). The Group's operating margins for the year were 7.1% on a continuing basis (2003: 5.2%).

Operating exceptional costs for the year were £58.7 million (2003: £67.3 million). These included the costs of the Group's restructuring programmes of £47.5 million (2003: £60.8 million) and £11.2 million (2003: £6.5 million) in respect of the settlement of the US class actions and associated legal costs.

The goodwill amortisation was £6.4 million (2003: £7.5 million).

Corporate exceptional charges for the year totalled £54.8 million (2003: £30.1 million) of which the largest component was the £42.8 million loss on the sale of businesses (2003: £21.3 million). This arose principally from £40.3 million relating to the disposal of the Auto and Consumer business. The remainder of the corporate exceptional charges for the year comprises an £8.2 million loss on partial disposal of businesses, including £5.9m for the Fulmer operation, and a £3.8m charge from the sale of various properties (2003: £2.3 million)

The net finance charge reduced in the year to £12.2 million (2003: £15.7 million) reflecting the positive free cash flow and the significant reduction in Group borrowings. We continue to progress towards our aim of achieving a net debt to EBITDA ratio of 1:1.

The tax charge for the period was £2.9 million (2003: a net credit of £2.4 million). The effective rate before all exceptional items and goodwill amortisation was 25% (2003: 23%).

Underlying earnings per share for the period before goodwill amortisation was 10.4 pence (2003: 9.1 pence), restated for the effects of the rights issue.

The net cash inflow from operating activities was £66.7 million (2003: £45.3 million). Free cash inflow in the year of £23.0 million (2003: outflow £8.8 million) after capital expenditure of £38.3 million (2003: £34.3 million). Receipts from property disposals were £10.2 million (2003: £2.0 million). Net receipts from corporate disposals of £24.3 million (2003: £32.8 million) were mainly from the sale of the Auto and Consumer business and the remaining soft coatings operations.

Dividend Policy

The Board intends to resume the payment of dividends once the Company is achieving a level of sustained profitability and cash generation. At this time no dividend has been proposed given the continuing need to invest in the profit improvement plan and to reduce net debt.

In the operating review all references to operating profit are stated before goodwill amortisation and operating exceptional costs (EBITA).

Carbon

This business supplies products that exploit both the electrical and mechanical properties of carbon. Turnover was up c.2% compared to last year at £196.1 million (2003: £192.1 million); however, year on year turnover expressed in constant currency increased by over 8%. Operating profit for the year was £19.6 million (2003: £19.2 million) despite adverse currency translation impact of £2.2m.

The North American business delivered strong performance, driven particularly by the high demand for personal body armour and core mechanical and electrical products. In Asia the business saw both underlying market growth and an increase in market share. The major markets in continental Europe remained difficult in 2004, but some growth in market share was achieved.

The Auto and Consumer global business that was formerly included in the Carbon segment was sold in June to Energy Conversion Systems.

Magnetics

The performance of the Magnetics business improved significantly from the prior year, both in terms of turnover and operating profit. Operating profit increased to £9.8m (2003: £3.0 million), partially due to the development of new market segments and increase in market share, and partially due to the benefits of the restructuring actions undertaken. Notable market segments that have experienced strong growth are electronic article surveillance and automotive applications such as keyless-go systems. Such top-line growth, combined with the shift of certain areas of production to high growth, lower-cost countries such as Slovakia, Malaysia and China, has contributed to the division producing £181.2 million in turnover (2003: £172.1 million). On a constant currency basis, the turnover for the division was up by 8.4% compared to 2003.

In August 2004, a joint venture with San Huan, a leading Chinese producer of permanent magnets, was announced.

Technical Ceramics

The Technical Ceramics business enjoyed significant growth in both turnover and operating profit against 2003. Turnover was £135.7 million (2003: £126.2 million) and operating profit increased to £6.6 million (2003: £0.4 million), driven by improvement in its major markets such as medical and aerospace, and good demand from the communications market for power tubes. On a constant currency basis, turnover for the division was up by 13.6% compared to 2003. Restructuring initiatives resulted in a reduction of overheads, significantly contributing to the operating profit result.

Insulating Ceramics

The Insulating Ceramics business includes both heat management products for high temperature applications as well as crucibles and related products for the non-ferrous and precious foundry market. The business traded satisfactorily during the period and turnover was £249.8 million (2003: £258.3 million). Year on year growth in turnover expressed on a constant currency basis was 1.9%. Market demand in the Americas has improved compared to 2003; however the European markets struggled from a weak industrial economy with the added pressure of a strong Euro/dollar exchange rate. The Asian markets, in particular China, showed strong growth, partly through market share accretion and partly through economic growth in the region. Operating profits were £17.9 million (2003: £16.7 million) reflecting an increased market share in products such as Superwool, and also the impact of the continuing restructuring actions which, in combination, more than offset the downward pressures of raw material prices and energy costs.

Since the year end, a joint venture with Hubei Kailong, a leading manufacturer of ceramic fibre, has been announced.

Outlook

We anticipate the market conditions experienced in 2004 are likely to continue in 2005, namely that growth remains healthy in the Americas and Asia, whilst European markets remain flat.

As we have said before, we are not relying on market conditions to improve trading performance. We will continue to take action to improve our cost base and manufacturing productivity. We remain fully committed to our strategy of delivering on our profit improvement plan and achieving sustainable earnings growth. After another year of progress, Morgan Crucible is in a stronger financial position and better placed in its key markets for the pursuit of profitable longer-term growth.

Warren D. Knowlton
Group Chief Executive Officer

CONSOLIDATED PROFIT AND LOSS STATEMENT FOR THE YEAR ENDED 4 JANUARY 2005

	Note	2004 Total £m	2003 Restated* Total £m
Turnover			
Continuing operations		762.8	748.7
Discontinued operations		33.1	100.9
Group turnover	1	**795.9**	**849.6**
Other operating income		1.8	3.3
		797.7	852.9
Operating profit before goodwill amortisation and operating exceptionals			
Continuing operations		53.9	39.3
Discontinued operations		(0.2)	3.3
		53.7	42.6
Operating exceptionals	2	(58.7)	(67.3)
Operating (loss) before goodwill amortisation		(5.0)	(24.7)
Goodwill amortisation		(6.4)	(7.5)
Operating (loss)			
Continuing operations		(4.8)	(28.3)
Discontinued operations		(6.6)	(3.9)
Group operating (loss)	1	**(11.4)**	**(32.2)**
Corporate exceptional items			
Discontinued operations			
– Loss on sale of businesses		(42.8)	(21.3)
Continuing operations			
– Disposal of fixed assets		(3.8)	(2.3)
– Loss on partial disposal of businesses		(8.2)	(6.5)
	3	(54.8)	(30.1)
(Loss) on ordinary activities before interest and taxation		**(66.2)**	**(62.3)**
Net finance charges and similar items		(12.2)	(15.7)
(Loss) on ordinary activities before taxation		**(78.4)**	**(78.0)**
Taxation (charge)/credit (including exceptional tax credit of £7.5 million (2003: £4.4 million credit))	4	(2.9)	2.4
(Loss) on ordinary activities after taxation		**(81.3)**	**(75.6)**
Equity minority interest		(1.8)	(1.4)
Net (loss) attributable to The Morgan Crucible Company plc		**(83.1)**	**(77.0)**
Preference dividends on non-equity shares	5	—	(1.2)
Retained (loss) for the year		**(83.1)**	**(78.2)**

(Loss)/earnings per share (Note 6)	2004		2003 Restated**	
	Before goodwill amortisation	After goodwill amortisation	Before goodwill amortisation	After goodwill amortisation
– underlying	10.4p	8.1p	9.1p	6.0p
– basic	(27.3p)	(29.5p)	(28.9p)	(31.9p)
– diluted		(29.5p)		(31.9p)
– underlying diluted		8.0p		6.0p

* Restated comparatives for the results of operations discontinued in the year.

** Restated comparatives for the impact of the Rights issue during the year.

CONSOLIDATED AND COMPANY BALANCE SHEETS AS AT 4 JANUARY 2005

	The Group 2004 £m	The Group 2003 Restated* £m	The Company 2004 £m	The Company 2003 Restated* £m
Fixed assets				
Intangible assets – goodwill	93.8	112.2	—	—
Tangible assets	326.3	386.3	0.8	1.7
Investment in subsidiary undertakings	—	—	793.5	811.8
Other investments	5.6	5.6	0.3	0.9
	425.7	504.1	794.6	814.4
Current assets				
Stocks	121.3	131.5	—	—
Debtors – due within one year	165.6	178.2	62.1	44.6
– due after one year	23.8	28.5	5.5	7.5
Total debtors	189.4	206.7	67.6	52.1
Cash at bank and in hand	56.3	57.9	18.1	17.2
	367.0	396.1	85.7	69.3
Creditors – amounts falling due within one year	250.5	253.1	59.2	39.7
Net current assets	116.5	143.0	26.5	29.6
Total assets less current liabilities	542.2	647.1	821.1	844.0
Creditors – amounts falling due after more than one year				
Amounts payable to subsidiary undertakings	—	—	256.7	231.9
Borrowings	137.5	230.6	78.9	166.0
Grants for capital expenditure	0.4	0.6	—	—
	137.9	231.2	335.6	397.9
Provisions for liabilities and charges	163.9	156.1	14.9	8.3
	301.8	387.3	350.5	406.2
NET ASSETS	240.4	259.8	470.6	437.8
Capital and reserves				
Equity shareholders' funds				
Called up share capital	72.5	58.0	72.5	58.0
Share premium account	84.0	44.4	84.0	44.4
Revaluation reserve	1.4	3.7	—	—
Merger reserve	—	—	91.6	91.6
Other reserves	1.4	1.4	—	—
Special reserve	22.1	6.0	—	41.7
Capital redemption reserve	28.0	28.0	28.0	28.0
Profit and loss account	18.0	105.7	192.2	171.8
	227.4	247.2	468.3	435.5
Non-equity shareholders' funds				
Called up share capital	2.3	2.3	2.3	2.3
	229.7	249.5	470.6	437.8
Minority interest				
Equity	10.6	10.2	—	—
Non-equity	0.1	0.1	—	—
	10.7	10.3	—	—
CAPITAL EMPLOYED	240.4	259.8	470.6	437.8

* The Group has complied with UITF Abstract 38 Accounting for ESOP trusts. This has resulted in the reclassification of shares held in employee trusts from investments to shareholders' funds and has been accounted for as a prior year adjustment.

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 1 JANUARY 2005

	Note	£m	2004 £m	£m	2003 £m
Net cash inflow from operating activities	(a)		66.7		45.3
Returns on investments and servicing of finance					
Interest received		1.5		2.3	
Interest paid		(14.8)		(15.8)	
Preference dividends paid		—		(2.3)	
Net cash (outflow) from returns on investments and servicing of finance			(13.3)		(15.8)
Taxation			(2.3)		(6.0)
Capital expenditure and financial investments					
Purchase of tangible fixed assets		(38.3)		(34.3)	
Other proceeds on sale of tangible fixed assets		10.2		2.0	
Purchase of investments		(1.0)		(0.6)	
Disposal of investments		0.4		0.9	
Net cash (outflow) from capital expenditure and financial investments			(28.7)		(32.0)
Acquisitions and disposals					
Deferred consideration for prior year acquisitions		(0.4)		(0.4)	
Disposal of businesses		24.3		32.8	
Net cash inflow from acquisitions and disposals			23.9		32.4
Cash inflow before use of liquid resources and financing			46.3		23.9
Management of liquid resources			0.5		10.3
Financing					
Increase in Ordinary share capital		54.1		—	
Redemption of Preference shares		—		(28.0)	
Purchase of shares for LTIP		(3.3)		—	
Increase in bank loans		7.7		274.2	
Repayment of bank loans		(105.9)		(270.5)	
			(47.4)		(24.3)
Net (decrease)/increase in cash in the year			(0.6)		9.9

		2004 £m		2003 £m
Reconciliation of net cash flow to movement in net borrowings				
Net (decrease)/increase in cash in the year		(0.6)		9.9
Cash flow from decrease/(increase) in loans		98.2		(3.7)
Cash flow from (decrease) in deposits		(0.5)		(10.3)
Change in net borrowings resulting from cash flows		97.1		(4.1)
Exchange movement		4.7		6.4
Movement in net borrowings during the period		101.8		2.3
Opening net borrowings		(249.3)		(251.6)
Closing net borrowings		(147.5)		(249.3)

CONSOLIDATED FREE CASH FLOW FOR THE YEAR ENDED 4 JANUARY 2005

	Note	2004 £m	2003 £m
Net cash inflow from operating activities	(a)	66.7	45.3
Net interest paid		(13.3)	(13.5)
Taxation		(2.3)	(6.0)
Cash earnings		51.1	25.8
Dividends paid		—	(2.3)
Post dividend cash flow		51.1	23.5
Capital expenditure		(38.3)	(34.3)
Proceeds on sale of tangible fixed assets		10.2	2.0
Free cash flow		23.0	(8.8)

(a) Reconciliation of operating (loss) to net cash inflow from operating activities

	2004			2003		
	Continuing £m	Discontinued £m	Total £m	Continuing £m	Discontinued £m	Total £m
Operating (loss)	(4.8)	(6.6)	(11.4)	(28.3)	(3.9)	(32.2)
Depreciation	33.9	1.6	35.5	38.2	5.2	43.4
Amortisation of goodwill	6.2	0.2	6.4	6.5	1.0	7.5
Loss on sale of plant and machinery	0.4	0.1	0.5	0.2	0.4	0.6
Exceptional non-cash operating costs	12.4	—	12.4	15.2	—	15.2
(Increase)/decrease in stocks	(2.2)	(0.9)	(3.1)	5.3	(2.0)	3.3
(Increase)/decrease in debtors	(8.8)	(2.0)	(10.8)	13.0	0.3	13.3
Increase/(decrease) in creditors	18.7	2.9	21.6	(14.8)	(0.6)	(15.4)
Increase/(decrease) in provisions	11.2	4.4	15.6	9.8	(0.2)	9.6
Net cash inflow from operating activities	67.0	(0.3)	66.7	45.1	0.2	45.3

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED 4 JANUARY 2005

	2004 £m	2003 £m
Net (loss) attributable to shareholders	(83.1)	(77.0)
(Deficit) on write-off of revalued assets	—	(0.3)
Return on investments	0.2	0.3
Foreign currency translation	(3.7)	4.5
Total recognised (losses) relating to the year	(86.6)	(72.5)

CONSOLIDATED RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS FOR THE YEAR ENDED 4 JANUARY 2005

	2004 Restated £m	2003 £m
Net (loss) attributable to shareholders	(83.1)	(77.0)
(Deficit) on write-off of revalued assets	—	(0.3)
Return on investments	0.2	0.3
Goodwill written back to profit and loss account on disposals	16.1	11.8
Dividends	—	(1.2)
	(66.8)	(66.4)
Issue of Ordinary shares	54.1	—
Redemption of Preference shares	—	(28.0)
Purchase of shares for LTIP	(3.4)	(0.7)
Foreign currency translation	(3.7)	4.5
Net decrease to shareholders' funds	(19.8)	(90.6)
Opening shareholders' funds (originally £250.2 million before UITF Abstract 38 adjustment)	249.5	340.1
Closing shareholders' funds	229.7	249.5

1. SEGMENTAL INFORMATION

Product group

	Net operating assets 2004	2003 Restated*	Turnover 2004	2003 Restated**	Operating profit/(loss) 2004	2003 Restated**
	£m	£m	£m	£m	£m	£m
Carbon	104.4	142.8	196.1	192.1	19.6	19.2
Technical Ceramics	89.3	105.9	135.7	126.2	6.6	0.4
Insulating Ceramics	126.1	138.1	249.8	258.3	17.9	16.7
Magnetics	124.6	134.3	181.2	172.1	9.8	3.0
Continuing operations	444.4	521.1	762.8	748.7	53.9	39.3
Discontinued operations	—	45.6	33.1	100.9	(0.2)	3.3
Central assets	6.9	5.3				
	451.3	572.0	795.9	849.6	53.7	42.6
Operating exceptionals					(58.7)	(67.3)
Goodwill amortisation					(6.4)	(7.5)
Group operating (loss)					(11.4)	(32.2)

The central assets include land and buildings, prepayments and other creditors of the non operating and holding companies. The discontinued operations in 2004 include the Auto and Consumer business and sale of the two remaining Coatings operations.

The operating exceptionals of £58.7 million comprise, Carbon £16.5 million (2003: £22.0 million), Technical Ceramics £5.7 million (2003: £10.3 million), Insulating Ceramics £7.8 million (2003: £10.3 million), Magnetics £7.6 million (2003: £19.8 million), Holding Companies £14.9 million (2003: £4.9 million), and discontinued £6.2 million (2003: £nil).

Goodwill amortisation comprises, Carbon £1.1 million (2003: £1.5 million), Technical Ceramics £1.2 million (2003: £1.5 million), Insulating Ceramics £0.5 million (2003: £0.5 million) and Magnetics £3.6 million (2003: £4.0 million).

Geographical area

The analysis shown below is based on the location of the contributing companies:

	Net operating assets 2004	2003 Restated*	Turnover 2004	2003 Restated**	Operating profit/(loss) 2004	2003 Restated**
	£m	£m	£m	£m	£m	£m
United Kingdom						
Sales in the UK			33.9	33.5		
Sales overseas			41.9	40.9		
Total United Kingdom	66.7	87.0	75.8	74.4	0.8	1.2
Rest of Europe	184.0	217.1	345.7	321.5	22.5	19.2
The Americas	138.2	160.7	244.9	257.7	19.8	7.9
Far East and Australasia	51.6	52.0	83.0	81.9	8.3	8.6
Middle East and Africa	3.9	4.3	13.4	13.2	2.5	2.4
	444.4	521.1	762.8	748.7	53.9	39.3
Discontinued operations	—	45.6	33.1	100.9	(0.2)	3.3
Central assets	6.9	5.3				
	451.3	572.0	795.9	849.6	53.7	42.6
Operating exceptionals					(58.7)	(67.3)
Goodwill amortisation					(6.4)	(7.5)
Group operating (loss)					(11.4)	(32.2)

* Restated comparatives for UITF Abstract 38 *Accounting for ESOP trusts*, £0.7 million.

** Restated comparatives for the results of operations discontinued in the year.

	2004	Turnover 2003 Restated
	£m	£m
The analysis shown below is based on the location of the customer:		
United Kingdom	45.7	49.0
Rest of Europe	316.7	309.3
The Americas	267.6	254.2
Far East and Australasia	113.4	116.5
Middle East and Africa	19.4	19.7
	762.8	748.7
Discontinued operations	33.1	100.9
	795.9	849.6

2. OPERATING EXCEPTIONALS

The Group has incurred and provided for the costs of restructuring, £47.5 million (2003: £60.8 million), and in respect of the settlement of the US class actions and associated legal costs, £11.2 million (2003: £6.5 million).

3. CORPORATE EXCEPTIONAL ITEMS

The corporate exceptional items relating to the sale of businesses, £42.8 million (2003: £21.3 million), include disposals of the Auto and Consumer business and the sale of the two remaining Coatings operations. The loss on partial disposal of businesses, £8.2 million (2003: £6.5 million), includes the disposal of a small, discrete manufacturing facility in the U.S. The goodwill written off as part of the business disposals is £25.8 million (2003: £24.2 million). Disposal of fixed assets, £3.8 million (2003: £2.3 million), relates to various property disposals.

4. TAXATION CHARGE/(CREDIT)

	2004 £m	2003 £m
United Kingdom corporation tax:		
Corporation tax on (loss) for the period at 30% (2003: 30%)	—	(0.4)
Adjustment in respect of prior years	0.2	(4.5)
	0.2	(4.9)
Overseas current tax	6.0	3.1
Total current tax	6.2	(1.8)
Deferred tax:		
United Kingdom	(2.9)	—
Overseas	(0.4)	(0.6)
Total deferred tax	(3.3)	(0.6)
Total taxation	2.9	(2.4)

Overseas tax includes a credit of £3.1 million (2003: £2.2 million credit) arising on total exceptional losses of £80.2 million (2003: losses of £66.6 million).

United Kingdom tax includes a tax credit of £4.4 million (2003: £2.2 million credit) arising on total exceptional losses of £33.3 million (2003: £30.8 million).

Factors affecting the tax charge/(credit) for the period:

The tax assessed for the period is higher than the standard rate of corporation tax in the UK. The differences are explained below.

	2004 £m	2003 £m
(Loss) on ordinary activities before taxation	(78.4)	(78.0)
Taxation on (loss) on ordinary activities at standard rate of UK corporation tax of 30% (2003 : 30%)	(23.5)	(23.4)
Difference comprises:		
Asset write offs and other non deductible items	23.2	11.3
Goodwill amortisation not deductible for tax purposes	1.9	2.3
Overseas losses not utilised	2.8	10.8
Effect of movement of timing differences	3.3	0.6
Other, including adjustments in respect of prior years	(1.5)	(3.4)
Current tax charge/(credit) for the period	6.2	(1.8)

5. DIVIDENDS

	2004 £m	2003 £m
Preference dividends on non-equity shares	—	1.2

6. (LOSS)/EARNINGS PER ORDINARY SHARE

a. Basic and underlying (loss)/earnings per share

	2004		2003 Restated*	
	Before goodwill amortisation £m	After goodwill amortisation £m	Before goodwill amortisation £m	After goodwill amortisation £m
(Loss) after tax and minority interest	(76.7)	(83.1)	(69.5)	(77.0)
Preference dividend	—	—	(1.2)	(1.2)
Basic (loss)	(76.7)	(83.1)	(70.7)	(78.2)
Adjusted by all post tax exceptional items	106.0	106.0	93.0	93.0
Underlying earnings	29.3	22.9	22.3	14.8
Weighted average number of Ordinary shares		281,370,979		244,941,539
Basic (loss) per share	(27.3p)	(29.5p)	(28.9p)	(31.9p)
Underlying earnings per share	10.4p	8.1p	9.1p	6.0p

The Directors have disclosed an underlying earnings per share as, in their opinion, this gives a better indication of the underlying performance of the Group and assists comparison with the results of earlier years.

* Restated comparatives for the impact of the Rights issue during the year.

b. Diluted earnings

	2004 £m	2003 Restated £m
Basic and diluted (loss)	(83.1)	(78.2)
Adjusted by all post tax exceptional items	106.0	93.0
Underlying diluted earnings	22.9	14.8
Weighted average number of Ordinary shares	281,370,979	244,941,539
Dilutive effect of share option schemes	6,652,880	1,770,766
	288,023,859	246,712,305
Diluted (loss) per share	(29.5p)	(31.9p)
Diluted underlying earnings per share	8.0p	6.0p

7. PENSION COSTS

The Group accounts for pension costs in accordance with SSAP 24: Accounting for Pension Costs or local best practice. Where local best practice is followed the resulting charge is not materially different from the charge which would arise under SSAP 24.

The transitional disclosures required by FRS 17: Post Retirement Benefits will be made in the financial statements. These show that had FRS 17 been fully adopted in the year, the liability provided for on the balance sheet as at 4 January 2005 would increase by £81.4 million (2003 : £43.2 million).

The financial information contained in this Preliminary Statement does not amount to statutory accounts for the Company's financial years ended 4 January 2005 and 4 January 2004. It has been approved by the Board of Directors on 22 February 2005 and has been prepared on a consistent basis with the accounting policies set out in the Group's 2003 annual report and accounts. The financial information for 2003 is derived from the statutory accounts for the year ended 4 January 2004 which have been filed with the Registrar of Companies. The auditors have reported on the 2003 accounts; their report was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985. The statutory accounts for 2004 will be finalised on the basis of the financial information presented by the directors in this preliminary statement and will be delivered to the Registrar of Companies following the Annual General Meeting of the Company in April 2005.

This preliminary statement will be dispatched to all registered holders of Ordinary shares and First and Second Preference shares. Copies of this statement may be obtained from the Secretary at the Registered Office of the Company, Quadrant, 55-57 High Street, Windsor, Berkshire, SL4 1LP.

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